SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 20, 2020

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, November 20, 2020 regarding “Correction of date for Ericsson’s fourth quarter report 2020”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/S/ XAVIER DEDULLEN
Xavier Dedullen Senior Vice President, Chief Legal Officer

By:	/S/ CARL MELLANDER
Carl Mellander Senior Vice President, Chief Financial Officer

Date: November 20, 2020

PRESS RELEASE November 20, 2020

Correction of date for Ericsson’s fourth quarter report 2020

Ericsson’s (NASDAQ: ERIC) financial report for the fourth quarter 2020, will be issued on January 29, 2021. By mistake an incorrect date is stated in the financial report for the third quarter of 2020, published on October 21. The error occurs on page 12, last sentence, “Date for next report: January 26, 2021”.

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About Ericsson

Ericsson enables communications service providers to capture the full value of connectivity. The company’s portfolio spans Networks, Digital Services, Managed Services, and Emerging Business and is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s investments in innovation have delivered the benefits of telephony and mobile broadband to billions of people around the world. The Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

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